Stella Blu, Inc.

October 7, 2013

Filed Via Edgar

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stella Blu, Inc.

Amendment Number 1

Form S-1

Filed September 11, 2013

File No. 333-190215

Dear Ms. Mills-Apenteng

This letter is in response to your letter dated September 27, 2013. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Cover Page

1.	Please revise your disclosure in the first paragraph to clarify that the shares offered by the company will be sold at a fixed price of $0.10 per share for the duration of the offering and name the officer/director who will sell the company’s shares.

We have added to our cover page disclosure the facts that the shares offered by the Company will be sold at a fixed price of $0.10 per share for the duration of the offering, and that Mr. Yoel Eliyahu, our Chief Executive Officer, will sell the Company’s shares.

2.	We note your revisions in response to prior comment 3. Please disclose your shell company status in this section.

We have added a reference to our shell company status to the cover page.

Risk Factors, page 4

3.	Please include risk factor disclosure addressing the risk to the company regarding its ability to sell up to 1,000,000 shares in light of the concurrent secondary offering. Specifically, please discuss the risk to the company posed by the secondary offering in the event your shares are quoted on the OTCBB and selling shareholders are able to sell their shares at lower market or privately negotiated prices.

We have added a new risk factor entitled “We may fail to raise the funds we seek to raise in this offering due to the existence of the secondary offering” to the list of risk factors under “Risks Related to Our Financial Condition and Operations.”

“We will need additional funding in the future....” page 5

4.	We note your disclosure that you believe that your existing cash, cash equivalents, and short-term investments, together with any amounts received from this offering, any amounts lent to you by your chief executive officer, and cash flows from patent licensing and enforcement, and other potential sources of cash flow will be sufficient to enable you to engage in your patent licensing and enforcement activities for at least 12 months. Please revise your disclosure here and in Capital Resources and Liquidity to ensure that your evaluation is based on your current cash resources. Your revised disclosure should specifically state the number of months your cash resources, as of the most recent practicable date, will fund and the dollar amount needed to fund up to 12 months of operations.

We have added a sentence indicating that in the event that (a) we complete this offering and do not raise any funds, and (b) our chief executive officer defaults on his obligations to make loans to us, we believe that our currently available funds would only be sufficient to maintain our operations for 1-2 months.

Use of Proceeds, page 14

5.	Your tabular disclosure appears to be based on gross proceeds rather than net proceeds. Ensure that your allocation of proceeds is based on net proceeds.

We have revised the disclosure to ensure that it is clear what portion of the moneys raised will go to offering expenses.

6.	In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. Please revise your discussion to include a column assuming the sale of 25% of the securities in the offering to give potential investors a better understanding of the full range of possible outcomes.

We have added a column showing what would happen in the event that only 25% of the securities that we are offering are sold.

Description of Business

Sources of Target Business, page 18

7.	Although we note your amended disclosure stating that Mr. Eliyahu has worked with high tech companies since 1993, we reissue prior comment 21, insofar as your disclosure does not provide specific information with regard to management’s experience in soliciting these types of entities for the stated purposes.

We have added more details regarding Mr. Eliyahu’s experience in response to the Commission’s comment.

Legal and Regulatory Environment

Our patented technologies face uncertain market value, page 22

8.	Revise your caption to reflect the fact that you do not own any patented technologies.

We have revised the caption accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

9.	We note your amended disclosure stating that you have received a commitment from your chief executive officer to lend you funds. Please file any corresponding written agreement, and discuss the extent to which this commitment is enforceable. If the agreement is not enforceable, please revise your disclosure to clarify this and to state clearly that your chief executive officer Mr. Eliyahu is under no obligation to provide any such funds to the company. Ensure that the limitations and risks related to this agreement are disclosed in your prospectus summary and throughout, as applicable.

We are filing the agreement with Mr. Eliyahu as an exhibit to this Amendment.

Exhibits, page 32

Exhibit 5.1

10.	The opinion of counsel does not appear to opine on the shares to be offered by the registrant. Please have counsel revise the opinion to state whether the shares offered by the registrant, when sold, will be legally issued, fully paid and non-assessable. Refer to Item 601(b)(5)(i) of Regulation S-K, and Section II.B.l of Staff Legal Bulletin No. 19.

Our counsel has revised their opinion accordingly.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Yoel Eliyahu
/s/

President, Chief Executive Officer, Treasurer and Director
Stella Blu, Inc.